INVOICE 220630 - 1

Andy Warhol
Pele, 1977
Polaroid
4 ¼ x 3 3/8 in.

Provenance:
Hedges Projects
Private Collection

This work is accompanied by a certificate from The Andy Warhol Foundation for the Visual Arts, Inc.

Total to pay	**24,000 USD**